Exhibit 99.4

Hydro-Québec

Financial Results

KEY FIGURES

          Third

          Quarter 2022

NET INCOME	INVESTMENTS

$862M	$1,127M
92% é	1% ê

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC

36.7 TWh	10.9 TWh
1% ê	15% é

$2,633M	$892M

4% é	132% é

Note: Percentage variances are in comparison to the third quarter of 2021.

          First Three

          Quarters of 2022

NET INCOME	INVESTMENTS

$3,604M	$3,132M
48% é	4% é

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC

134.4 TWh	28.0 TWh
5% é	–

$9,833M	$2,128M
9% é	72% é

Note: Percentage variances are in comparison to the first three quarters of 2021.

Management’s Discussion and Analysis

Quarterly results

For the three-month period ended September 30, 2022, Hydro-Québec posted net income of $862 million, an increase of $414 million compared to the $448 million posted a year earlier, constituting a historic high for a third quarter, reflecting the combined effect of two main factors described below.

On markets outside Québec, electricity sales rose by $508 million, mainly as a result of a sharp increase in prices on energy markets. The export volume reached 10.9 TWh, an unprecedented level for a quarter, and 1.4 TWh more than a year earlier.

Conversely, electricity purchases rose by $131 million due to a higher supply volume, resulting in part from the coming into force of new purchase agreements, in addition to an increase in transmission costs related to sales outside Québec.

Summary of results for the first three quarters

For the nine-month period ended September 30, 2022, net income exceeded $3.5 billion, an amount greater than $3,564 million, the total posted by Hydro-Québec for 2021 as a whole. In a context marked by cold winter temperatures and a sharp rise in energy prices on the export markets, net income totaled $3,604 million, compared to $2,441 million for the same period last year. This $1,163-million increase is mainly due to higher sales revenue, both in and outside Québec, which was, however, partially offset by an increase in electricity purchases.

Overall, the heightened needs of the Québec market and the high level of electricity exports to neighboring markets drove the total sales volume across all markets to a historic high for the first three quarters, specifically 162.4 TWh, an increase of 6.0 TWh over the previous record, set in 2021. This allowed Hydro-Québec to continue to contribute to the decarbonization of northeastern North America and to Québec’s collective wealth.

Consolidated results for the first three quarters

Revenue totaled $12,275 million, compared to $10,465 million in the first three quarters of 2021. This $1,810-million increase is essentially due to a $1,739-million rise in electricity sales.

In Québec, sales set a new record of 134.4 TWh, an increase of 6.1 TWh compared to the same period in 2021, bringing in $848 million more than the $8,985 million posted a year ago on account of several factors. First, temperatures led to an increase of 3.8 TWh or $325 million. Their effect was mainly felt in January, when they were on average 7°C lower than in 2021. Second, baseload demand rose by 2.3 TWh or $189 million as a result of an increase in energy consumption in most segments, especially among residential customers and in the commercial, institutional and small industrial segment. Lastly, the increase in aluminum prices drove up electricity sales by $168 million, while the indexation of rates as of April 1, 2021 and 2022, had an impact of $163 million.

On markets outside Québec, revenue from electricity sales reached $2,128 million—$891 million more than a year earlier. This increase is mainly due to favorable market conditions during the period. Energy markets saw a marked rise in prices, although this factor was partially offset by the impact of the company’s risk management strategy. On the other hand, export volume remained steady at a level comparable to that of the first three quarters of 2021, or 28.0 TWh.

Total expenditure amounted to $6,947 million, an increase of $717 million compared to $6,230 million in the same period last year. The difference is primarily due to a $496-million rise in electricity purchases, attributable to four main factors: an increase in short-term supplies purchased on the markets to meet Québec’s ad hoc requirements during the winter cold spells; higher transmission costs related to sales outside Québec; the coming into force of new power purchase agreements; and a larger volume of wind power supplies because of higher output from contracted facilities. Furthermore, the costs related to restoring power recognized in operational expenditure increased by $75 million compared to the same period in 2021, primarily due to the unusual weather event that occurred in May, causing extensive damage and widespread power outages.

Lastly, financial expenses totaled $1,724 million, compared to $1,794 million recognized a year earlier. This $70-million decrease is partly because of the maturity of certain high-interest debts and the issuance of new debt at much lower rates.

New organizational structure

In the first quarter of 2022, Hydro-Québec changed its organizational structure in order to use a cross-functional approach to manage its activities. Since the new structure came into effect last February, the company’s results are no longer analyzed based on the former operating segments, but rather on a consolidated basis. Consequently, Hydro-Québec now comprises a single reportable business segment.

Investments

During the first nine months of 2022, Hydro-Québec invested $3,132 million in property, plant and equipment and intangible assets, compared to $2,998 million in the same period in 2021. This amount was allocated to large-scale asset sustainment initiatives and major development projects.

The company allocated $2,173 million to asset sustainment. In particular, it continued to invest in its generating facilities to ensure their long-term operability and maximize their output. For instance, projects are underway at Robert-Bourassa, Bersimis-2, Rapide-Blanc, Carillon and Beauharnois. At the same time, the company allotted significant funds to the construction of transmission lines designed to reinforce its system and enhance its operating flexibility, including the 262-km 735-kV line that will connect Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region. It also continued to invest in upgrading and modernizing its transmission facilities. Examples of this include the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets, such as replacing the grid control system.

Investments in development projects totaled $959 million. In particular, significant funds were allocated to various distribution projects to handle the growing customer base in Québec. In addition, at the Romaine-4 hydroelectric facility, the last generating station was commissioned in September, completing the major work of the last few years. This generating station, with an installed capacity of 245 MW, completes the Romaine complex, which is now fully operational. This is expected to make it possible to meet Québec’s energy needs for several decades and to export clean, reliable and renewable energy to markets outside Québec, contributing to the reduction of greenhouse gases in the northeastern part of the continent.

Financing

In a context marked by rising interest rates on the markets, Hydro-Québec carried out two fixed-rate issues on the Canadian capital market during the third quarter: $0.6 billion in medium-term notes maturing in 2028, at a cost of 3.49%, and $0.5 billion in bonds maturing in 2063, at a cost of 4.09%.

The proceeds are being used to finance part of the investment program and to repay higher-rate maturing debt.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2022	2021	2022	2021

Revenue	4	3,603	3,028	12,275	10,465

Expenditure

Operations		889	788	2,723	2,363

Other components of employee future benefit cost	9	(255)	(186)	(765)	(557)

Electricity purchases		589	458	2,090	1,594

Depreciation and amortization	5	673	650	2,005	1,960

Taxes		276	274	894	870

		2,172	1,984	6,947	6,230

Income before financial expenses		1,431	1,044	5,328	4,235

Financial expenses	6	569	596	1,724	1,794

Net income		862	448	3,604	2,441
Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2022	2021	2022	2021

Net income		862	448	3,604	2,441

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	(461)	(570)	86	(695)

Net change in employee future benefits		11	37	33	111

Other		29	(3)	39	(4)

		(421)	(536)	158	(588)

Comprehensive income		441	(88)	3,762	1,853

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at September 30, 2022	As at December 31, 2021

ASSETS

Current assets

Cash and cash equivalents		3,343	1,297

Short-term investments		2,335	381

Accounts receivable and other receivables		3,706	3,069

Derivative instruments	7	168	52

Regulatory asset		132	122

Materials and supplies		423	389

		10,107	5,310

Property, plant and equipment		69,708	68,530

Intangible assets		1,302	1,165

Investments		2,012	1,967

Derivative instruments	7	125	3

Regulatory assets		3,002	3,020

Other assets		3,099	2,703

		89,355	82,698

LIABILITIES

Current liabilities

Borrowings		4,104	–

Accounts payable and accrued liabilities		2,539	2,163

Dividend payable		–	2,673

Accrued interest		398	877

Asset retirement obligations		79	75

Derivative instruments	7	423	337

Current portion of long-term debt	7	1,015	3,247

		8,558	9,372

Long-term debt	7	49,301	46,197

Asset retirement obligations		875	867

Derivative instruments	7	661	126

Regulatory liabilities		311	319

Other liabilities		2,351	2,303

Perpetual debt	7	276	254

		62,333	59,438

EQUITY

Share capital		4,374	4,374

Retained earnings		24,553	20,949

Accumulated other comprehensive income	10	(1,905)	(2,063)

		27,022	23,260

		89,355	82,698

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)				Nine months ended September 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

Net income		–	3,604	–	3,604

Other comprehensive income	10	–	–	158	158

Balance as at September 30, 2022		4,374	24,553	(1,905)	27,022

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Net income		–	2,441	–	2,441

Other comprehensive income	10	–	–	(588)	(588)

Balance as at September 30, 2021		4,374	22,499	(3,698)	23,175

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2022	2021	2022	2021

Operating activities

Net income		862	448	3,604	2,441

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	5	673	650	2,005	1,960

Amortization of premiums, discounts and issue expenses related to debt securities		13	1	29	3

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(104)	(89)	(316)	(262)

Other		(231)	106	(74)	373

Regulatory assets and liabilities		(38)	(39)	(200)	(188)

Change in non-cash working capital items	8	495	(374)	(621)	(842)

		1,670	703	4,427	3,485

Investing activities

Additions to property, plant and equipment		(1,067)	(1,085)	(2,970)	(2,851)

Additions to intangible assets		(60)	(52)	(162)	(147)

Net change in short-term investments and sinking fund		(771)	63	(1,927)	(928)

Other		–	(71)	–	(71)

		(1,898)	(1,145)	(5,059)	(3,997)

Financing activities

Issuance of long-term debt		1,186	335	4,377	2,407

Repayment of long-term debt		(1,201)	(129)	(3,195)	(1,259)

Cash receipts arising from credit risk management		1,212	1,254	4,131	2,631

Cash payments arising from credit risk management		(1,307)	(1,227)	(3,965)	(3,258)

Net change in borrowings		2,253	(198)	3,968	3,222

Dividend paid		–	–	(2,673)	(1,727)

Other		26	2	21	(36)

		2,169	37	2,664	1,980

Foreign currency effect on cash and cash equivalents		12	2	14	(13)

Net change in cash and cash equivalents		1,953	(403)	2,046	1,455

Cash and cash equivalents, beginning of period		1,390	3,325	1,297	1,467

Cash and cash equivalents, end of period		3,343	2,922	3,343	2,922

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2022 and 2021

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1    Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2021.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2021, except as regards segmented information. In the quarter ended March 31, 2022, Hydro-Québec changed its organizational structure in order to use a cross-functional approach to manage its activities. Since the new structure came into effect on February 28, its results are no longer analyzed based on the former operating segments, but rather on a consolidated basis. Consequently, Hydro-Québec now comprises a single reportable business segment.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until November 11, 2022, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2    Change to Accounting Policy

Standard issued but not yet adopted

Financial instruments

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It will be applied on a modified retrospective basis to the financial statements for quarterly and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU, but it does not expect its adoption to have a significant impact on its consolidated financial statements.

Note 3    Regulation

Transmission activities

In decisions D-2022-053 and D-2022-063, rendered on April 22 and May 19, 2022, respectively, the Régie de l’énergie of Québec established Hydro-Québec’s power transmission rates for 2021 and 2022. The authorized return on the rate base was set at 8.20% for both years, assuming a capitalization with 30% equity.

Distribution activities

Under An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), electricity distribution rates were indexed at a rate of 2.6% on April 1, 2022, with the exception of Rate L, which was indexed at a rate of 1.7%.

Note 4    Revenue

	Three months ended September 30				Nine months ended September 30

	2022		2021		2022		2021

Revenue from ordinary activities

Electricity sales

In Québec	2,633		2,532		9,833		8,985

Outside Québec	892		384		2,128		1,237

	3,525		2,916		11,961		10,222

Other revenue from ordinary activities	48		53		173		144

	3,573	[a]	2,969	[a]	12,134	[a]	10,366	[a]

Revenue from other activities	30		59		141		99

	3,603		3,028		12,275		10,465

a) This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 7, Financial instruments.

Note 5 Depreciation and Amortization

	Three months ended September 30				Nine months ended September 30

	2022		2021		2022		2021

Property, plant and equipment	615		599		1,823		1,785

Intangible assets	27		24		75		75

Regulatory assets and liabilities	19		21		55		64

Retirement of capital assets	12		6		52		36

	673		650		2,005		1,960

Note 6 Financial Expenses

	Three months ended September 30				Nine months ended September 30

	2022		2021		2022		2021

Interest on debt securities	589		600		1,753		1,787

Net foreign exchange (gain) loss	(1)		(2)		1		(1)

Guarantee fees related to debt securities[a]	58		57		176		171

	646		655		1,930		1,957

Less

Capitalized financial expenses	51		51		159		135

Net investment income	26		8		47		28

	77		59		206		163

	569		596		1,724		1,794

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 7    Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

Management of long-term risk

Management of risk associated with sales in U.S. dollars

Currency risk – Hydro-Québec uses forward contracts to manage the currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table presents the notional amounts, expressed in Canadian dollars or foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at September 30 2022	, [a]	As at December 31 2021	, [a]

Forward contracts
Canadian dollars	(3,000)		(2,300)
U.S. dollars[b]	(538)		(542)

Swaps
Canadian dollars	(4,347)		(5,716)
U.S. dollars	3,700		4,770

a)	Figures in parentheses represent amounts to be paid.

b)	As at September 30, 2022, sales and purchase contracts totaled US$743 million and US$205 million, respectively (US$743 million and US$201 million as at December 31, 2021).

Management of short-term risk

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity purchases or Financial expenses. In this context, Hydro-Québec traded foreign currency sales and purchase contracts for which the notional amounts of open positions as at September 30, 2022, were US$5,381 million and US$2,988 million, respectively (US$3,376 million for sales contracts and nil for purchase contracts as at December 31, 2021).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at September 30, 2022, totaled 20.3 TWh (21.1 TWh as at December 31, 2021), petroleum product swaps for which open positions as at September 30, 2022, totaled 17.4 million litres (38.3 million litres as at December 31, 2021), as well as aluminum swaps for which open positions as at September 30, 2022, totaled 440,600 tonnes (490,050 tonnes as at December 31, 2021). There were no natural gas futures with open positions as at September 30, 2022 (0.2 million MMBtu as at December 31, 2021).

Note 7    Financial Instruments (continued)

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

	As at September 30, 2022

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets

Contracts – Currency risk	–	854	111	965

Contracts – Interest rate risk	91	38	–	129

Contracts – Price risk	–	405	218	623

	91	1,297	329	1,717

Liabilities

Contracts – Currency risk	–	(399)	(12)	(411)

Contracts – Interest rate risk	–	(28)	–	(28)

Contracts – Price risk	–	(981)	(80)	(1,061)

	–	(1,408)	(92)	(1,500)

Total	91	(111)	237	217

	As at December 31, 2021

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets

Contracts – Currency risk	–	833	6	839

Contracts – Interest rate risk	393	4	–	397

Contracts – Price risk	–	42	33	75

	393	879	39	1,311

Liabilities

Contracts – Currency risk	–	(162)	(101)	(263)

Contracts – Interest rate risk	–	(152)	–	(152)

Contracts – Price risk	–	(579)	(34)	(613)

	–	(893)	(135)	(1,028)

Total	393	(14)	(96)	283

a)	These derivative instruments are mainly traded as part of Hydro-Québec’s risk management.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Note 7    Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

		As at September 30, 2022				As at December 31, 2021

	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet

Assets

Current	498	(177)	(153)	168	193	(133)	(8)	52

Long-term	1,219	(141)	(953)	125	1,118	(384)	(731)	3

	1,717	(318)	(1,106)	293	1,311	(517)	(739)	55

Liabilities

Current	(682)	193	66	(423)	(774)	389	48	(337)

Long-term	(818)	125	32	(661)	(254)	128	–	(126)

	(1,500)	318	98	(1,084)	(1,028)	517	48	(463)

Total	217	–	(1,008)	(791)	283	–	(691)	(408)

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned.

As at September 30, 2022, $1,054 million receivable in consideration of net cash payments was included in Accounts receivable and other receivables ($513 million as at December 31, 2021).

Note 7    Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

				Three months ended September 30, 2022

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	156	(303)[a]	(125)

Contracts – Interest rate risk	1	18	1[b]	–

Contracts – Price risk	–	168	183[c]	(3)

	1[b,d]	342	(119)[d]	(128)[d,e]

Impact of hedged items on results	1		119

			Three months ended September 30, 2021

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(121)	(175)[a]	(68)

Contracts – Interest rate risk	31	(57)	2[b]	–

Contracts – Price risk	–	659	84[c]	118

	31[b,d]	481	(89)[d]	50[d,e]

Impact of hedged items on results	(29)		89	72

a)	In 2022, $19 million was recognized in Revenue [$(48) million in 2021], and $(322) million in Financial expenses [$(127) million in 2021].

b)	These amounts were recognized in Financial expenses.

c)	In 2022, $185 million was recognized in Revenue ($85 million in 2021), and $(2) million in Electricity purchases [$(1) million in 2021].

d)	In 2022, the items Revenue, Electricity purchases and Financial expenses totaled $3,603 million, $589 million and $569 million, respectively ($3,028 million, $458 million and $596 million in 2021).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2022, $13 million was recognized in Revenue ($126 million in 2021), $(5) million in Electricity purchases [$(5) million in 2021], and $(136) million in Financial expenses [$(71) million in 2021].

Note 7    Financial Instruments (continued)

				Nine months ended September 30, 2022

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	195	(352)[a]	(198)

Contracts – Interest rate risk	274	(641)	4[b]	–

Contracts – Price risk	–	695	683[c]	40

	274[b,d]	249	335[d]	(158)[d,e]

Impact of hedged items on results	(266)		(335)

			Nine months ended September 30, 2021

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	23	(109)[a]	11

Contracts – Interest rate risk	167	(375)	7[b]	–

Contracts – Price risk	–	1,100	155[c]	156

	167[b,d]	748	53[d]	167[d,e]

Impact of hedged items on results	(160)		(53)	(8)

a)	In 2022, $28 million was recognized in Revenue [$(137) million in 2021], and $(380) million in Financial expenses ($28 million in 2021).

b)	These amounts were recognized in Financial expenses.

c)	In 2022, $687 million was recognized in Revenue ($152 million in 2021), and $(4) million in Electricity purchases ($3 million in 2021).

d)

In 2022, the items Revenue, Electricity purchases and Financial expenses totaled $12,275 million, $2,090 million and $1,724 million, respectively ($10,465 million, $1,594 million and $1,794 million in 2021).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2022, $86 million was recognized in Revenue ($174 million in 2021), $(31) million in Electricity purchases [$(15) million in 2021], and $(213) million in Financial expenses ($8 million in 2021).

Note 7    Financial Instruments (continued)

For the three- and nine-month periods ended September 30, 2022 and 2021, Hydro-Québec did not reclassify any amounts from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at September 30, 2022, Hydro-Québec estimated that the total gains and losses in Accumulated other comprehensive income that would be reclassified to results in the next 12 months amounted to a net loss of $332 million ($424 million as at September 30, 2021).

As at September 30, 2022, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was eight years (nine years as at September 30, 2021).

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at September 30, 2022		As at December 31, 2021

	Carrying amount	Fair value	Carrying amount	Fair value

Assets

Sinking fund	647	616	647	678

Liabilities

Long-term debt[a]	(50,316)[b]	(51,906)	(49,444)[b]	(65,963)

Perpetual debt	(276)	(218)	(254)	(255)

a)	Including the current portion.

b)

Including an amount of $1,493 million as at September 30, 2022 ($1,935 million as at December 31, 2021) for debts subject to a fair value hedge, which resulted in an adjustment of $87 million ($345 million as at December 31, 2021) in connection with the hedged risk for existing hedging relationships and of $(66) million [$(58) million as at December 31, 2021] for discontinued relationships.

Accounts receivable and other receivables

As at September 30, 2022, accounts receivable and other receivables included $1,629 million ($1,918 million as at December 31, 2021) from contracts with customers, of which unbilled electricity deliveries totaled $879 million ($1,320 million as at December 31, 2021).

Note 8    Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30

	2022	2021	2022	2021

Change in non-cash working capital items

Accounts receivable and other receivables	555	(147)	(398)	(343)

Materials and supplies	(17)	(28)	(35)	(51)

Accounts payable and accrued liabilities	378	216	325	58

Accrued interest	(421)	(415)	(513)	(506)

	495	(374)	(621)	(842)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	68	63	105	92

Interest paid	880	892	1,933	1,985

Note 9    Employee Future Benefits

					Three months ended September 30

	Pension Plan		Other plans		Total

	2022	2021	2022	2021	2022	2021

Current service cost	157	176	13	14	170	190

Other components of employee future benefit cost

Interest on obligations	204	170	12	11	216	181

Expected return on plan assets	(499)	(463)	–	(1)	(499)	(464)

Amortization of net actuarial loss	22	87	6	10	28	97

Amortization of past service costs (credits)	1	2	(1)	(2)	–	–

	(272)	(204)	17	18	(255)	(186)

Net (credit) cost recognized	(115)	(28)	30	32	(85)	4

					Nine months ended September 30

	Pension Plan		Other plans		Total

	2022	2021	2022	2021	2022	2021

Current service cost	473	528	39	41	512	569

Other components of employee future benefit cost

Interest on obligations	611	511	37	33	648	544

Expected return on plan assets	(1,497)	(1,389)	(1)	(3)	(1,498)	(1,392)

Amortization of net actuarial loss	67	260	18	30	85	290

Amortization of past service costs (credits)	3	5	(3)	(4)	–	1

	(816)	(613)	51	56	(765)	(557)

Net (credit) cost recognized	(343)	(85)	90	97	(253)	12

Hydro-Québec’s contributions

The final version of the actuarial valuation as at December 31, 2021, for Pension Plan funding purposes, submitted to Retraite Québec in May 2022, triggered a contribution holiday for Hydro-Québec for the current year.

Note 10    Accumulated Other Comprehensive Income

			Nine months ended September 30, 2022

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2021	(706)	(1,354)	(3)	(2,063)

Other comprehensive income before reclassifications	(249)	–	39	(210)

Amounts reclassified outside of Accumulated other comprehensive income	335	33	–	368

Other comprehensive income	86	33 [a]	39	158

Balance as at September 30, 2022	(620)	(1,321)	36	(1,905)

			Nine months ended September 30, 2021

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2020	(162)	(2,940)	(8)	(3,110)

Other comprehensive income before reclassifications	(748)	–	(4)	(752)

Amounts reclassified outside of Accumulated other comprehensive income	53	111	–	164

Other comprehensive income	(695)	111 [a]	(4)	(588)

Balance as at September 30, 2021	(857)	(2,829)	(12)	(3,698)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(52) million as at September 30, 2022 [$(180) million as at September 30, 2021].

Note 11    Contingencies

Guarantees

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at September 30, 2022, the amortized cost of the long-term debts concerned was $276 million ($2,119 million as at December 31, 2021).

Litigation

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innu of Uashat mak Mani-utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. As well, in November 2006, the Innu of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the merits of these claims.

Moreover, in October 2020, Innu Nation Inc. instituted proceedings before the courts of Newfoundland and Labrador against Churchill Falls

(Labrador) Corporation Limited [“CF(L)Co”] and Hydro-Québec alleging that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, is the result of a common enterprise between CF(L)Co and Hydro-Québec and infringes on the ancestral rights of the Innu of Labrador. Innu Nation Inc. claims that CF(L)Co and Hydro-Québec should disgorge the profits derived from the complex or, alternatively, provide monetary compensation which, in Hydro-Québec’s case, amounts to $4 billion. Hydro-Québec is challenging the merits of this claim.

Investments

Further to the agreement entered into by Hydro-Québec to sell 9.45 TWh of energy to electricity distributors in Massachusetts over a 20-year period, Hydro-Québec and its U.S. partner Central Maine Power (“CMP”) launched the New England Clean Energy Connect (“NECEC”) project in the United States to transmit the power via the State of Maine. This project is part of a larger project aimed at establishing a new interconnection between the Québec and New England grids. In January 2021, CMP initiated the construction of the NECEC line, as all the key authorizations and major permits required by the U.S. regulatory authorities had been obtained. In November 2021, Mainers voted in a citizen initiative referendum to block the project. Hydro-Québec and CMP are challenging the legality of the new law resulting from this initiative in court, and CMP has suspended construction work until the issue has been resolved by the ongoing legal proceedings. In coordination with CMP, Hydro-Québec also suspended some of the construction work related to the interconnection project in Québec.

Should the project be terminated, a significant portion of the costs recognized as property, plant and equipment, which totaled $500 million as at September 30, 2022, will be charged to results, along with the amounts that Hydro-Québec has undertaken to pay under various agreements, which amounted to $117 million on that date.

Note 12    Commitment

Hydro-Québec has entered into an agreement to acquire Great River Hydro LLC, which owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts. The total acquisition cost is in the order of US$2 billion (C$2.7 billion)

and includes the assumption of a US$750 million (C$1 billion) debt. Consummation of the transaction remains subject to customary closing conditions, including applicable regulatory approvals.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30				Nine months ended September 30

Summary of Results	2022	2021	Change (%)		2022	2021	Change (%)

Revenue	3,603	3,028	19.0	Û	12,275	10,465	17.3	Û

Expenditure	2,172	1,984	9.5	Û	6,947	6,230	11.5	Û

Financial expenses	569	596	4.5	Ü	1,724	1,794	3.9	Ü

Net income	862	448	92.4	Û	3,604	2,441	47.6	Û

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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